Exhibit 17.1

Gary P. Parmar, CPA, CA

5264 Cobble Crescent

Kelowna, BC VlW SC3

November 10, 2021

Jatinder (Jay) Bhogal

Chairman & Chief Executive Officer

SolarWindow Technologies, Inc.

9375 E. Shea Blvd., Suite 107-B

Scottsdale, Arizona 85260

Re: Resignation from the SolarWindow Technologies, Inc. - Board of Directors

Dear Jay:

It is with regret that I am writing to inform you of my decision to resign from my position on the Board and any associated committees, for SolarWindow Technologies, Inc. (the "Company"), effective immediately.

My other commitments, both personal and professional have become far too great for me to be able to fulfill the requirements of my position on the Board and devote the necessary attention to these other obligations.

I have appreciated the opportunity to serve the on the Company's board and wish you and the Company the best as you continue to move forward.